

Mail Stop 3720

August 5, 2010

David J. Frear
Treasurer
XM Satellite Radio Holdings Inc.
XM Satellite Radio Inc.
1500 Eckington Place, N.E.
Washington, D.C. 20002-2194

> **RE:** **XM Satellite Radio Holdings Inc.**
> **XM Satellite Radio Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File Nos. 000-27441 and 333-39178**
>
> **XM Satellite Radio Inc.**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Filed May 7, 2010**

Dear Mr. Frear:

We have reviewed your response letter dated May 10, 2010 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

XM Satellite Radio Holdings Inc.

1. Please confirm to us that XM Satellite Radio Holdings Inc. is no longer subject to the Securities Exchange Act of 1934 and/or a voluntary filer.

XM Satellite Radio Inc.

Unaudited Actual and Pro Forma Information, page 20

2.  We note your responses dated May 10, 2010 to comment one from our letter
    dated April 26, 2010.  We understand that you will revise the presentations in
    future filings.

Critical Accounting Policies and Estimates

Long-Lived Assets, page 41

3.  We note your response to comment two from our letter dated April 26, 2010.  As
    previously requested, please revise your proposed disclosures to state that you
    have one unit of accounting.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response.  You may contact
Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Carlos Pacho, Senior
Assistance Accountant, at (202) 551-3858 if you have questions regarding comments on
the financial statements and related matters.  Please contact me at (202) 551-3810 if you
have any other questions.

Sincerely,


Larry Spirgel
Assistant Director